ANAVEX LIFE SCIENCES CORP.
51 W. 52nd Street, 7th Floor

New York, NY 10019-6163

June 9, 2017

VIA EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Hillary Daniels

Re:	Anavex Life Sciences Corp.
Request for Acceleration of Registration Statement on Form S-3
File No. 333-218292

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Anavex Life Sciences Corp., a Nevada corporation (the “Company”), hereby requests acceleration of the effectiveness of its Registration Statement on Form S-3 (File No. 333-218292), filed with the U.S. Securities and Exchange Commission on May 26, 2017, to 4:00PM ET on June 12, 2017 or as soon thereafter as practicable.

Please direct any questions or comments regarding this filing to Clayton Parker, Esq. at (305) 794-6293 of K&L Gates LLP, legal counsel to the Company.

Sincerely,

/s/ Christopher Missling, PhD
Christopher Missling, PhD Chief Executive Officer